UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2021

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K and its exhibits are being incorporated by reference into the Registrant’s Form F-3 Registration Statements (File Nos. 333-252015 and 333-226387) and Form S-8 (File Nos. 333-213284, 333-231678 and 333-238502).

RADA ELECTRONIC INDUSTRIES LTD.
EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release: RADA Announces its Plans to Dual-List its Ordinary Shares on the Tel Aviv Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: January 11, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: RADA Announces its Plans to Dual-List its Ordinary Shares on the Tel Aviv Stock Exchange